 Exhibit 99.1

STAR BULK CARRIERS CORP. REPORTS ITS STRONGEST QUARTERLY RESULTS SINCE THE SECOND QUARTER OF 2022

 NET PROFIT OF $144.9 MILLION FOR THE SECOND QUARTER OF 2026

 QUARTERLY DIVIDEND OF $0.90 PER SHARE DECLARED

ATHENS, GREECE, August 5, 2026 – Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced its unaudited financial and operating results for the second quarter of 2026. Unless otherwise indicated or unless the context requires otherwise, all references in this press release to “we,” “us,” “our,” or similar references, mean Star Bulk Carriers Corp. and, where applicable, its consolidated subsidiaries.

Financial Highlights

(Expressed in thousands of U.S. dollars, except for daily rates and per share data)	Second quarter 2026	Second quarter 2025	Six months ended June 30, 2026	Six months ended June 30, 2025

Voyage Revenues	$357,412	$247,408	$638,564	$478,058
Net income	$144,949	$39	$203,481	$501
Adjusted Net income (1)	$134,751	$13,179	$197,783	$5,441
Net cash provided by operating activities	$149,889	$54,493	$262,275	$103,001
EBITDA (2)	$194,829	$55,857	$304,567	$113,849
Adjusted EBITDA (2)	$184,219	$68,946	$298,558	$117,916
Earnings per share basic	$1.30	$0.00	$1.83	$0.00
Earnings per share diluted	$1.30	$0.00	$1.82	$0.00
Adjusted earnings per share basic (1)	$1.21	$0.11	$1.78	$0.05
Adjusted earnings per share diluted (1)	$1.21	$0.11	$1.77	$0.05
Dividend per share for the relevant period	$0.90	$0.05	$1.40	$0.10
Average Number of Vessels	134.3	147.6	134.8	149.2
TCE Revenues (3)	$284,600	$176,086	$498,725	$335,364
Daily Time Charter Equivalent Rate “TCE”) (3)	$24,486	$13,624	$21,495	$13,034
Daily OPEX per vessel (4)	$5,265	$5,059	$5,168	$5,034
Daily OPEX per vessel (as adjusted) (4)	$5,180	$4,928	$5,113	$4,913
Daily Net Cash G&A expenses per vessel (5)	$1,362	$1,349	$1,368	$1,334

(1)	Adjusted Net income, Adjusted earnings per share basic and diluted are non-GAAP measures. Please see EXHIBIT I at the end of this release for a reconciliation to Net income and earnings per share basic and diluted, which are the most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), as well as for the definition of each measure.
(2)	EBITDA and Adjusted EBITDA are non-GAAP liquidity measures. Please see EXHIBIT I at the end of this release for a reconciliation of EBITDA and Adjusted EBITDA to Net Cash Provided by / (Used in) Operating Activities, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, as well as for the definition of each measure. To derive Adjusted EBITDA from EBITDA, we exclude certain non-cash gains / (losses).
(3)	Daily Time Charter Equivalent (“TCE”) Rate is a non-GAAP metric, and TCE Revenues is a non-GAAP measure. Please see EXHIBIT I at the end of this release for a reconciliation to Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. The definitions of TCE Rate and TCE Revenues are provided in footnote (7) to the Summary of Selected Data table below.
(4)	Daily OPEX per vessel is calculated by dividing vessel operating expenses by Ownership days (defined below). Daily OPEX per vessel (as adjusted) is calculated by dividing vessel operating expenses excluding pre-delivery expenses for each vessel on acquisition or change of management, if any, by Ownership days. In future periods, we may incur expenses that are the same as or similar to those previously excluded (as described above).
(5)	Daily Net Cash G&A expenses per vessel is calculated by (1) adding the Management fee expense to the General and Administrative expenses, net of share-based compensation expense and other non-cash charges and (2) then dividing the result by the sum of Ownership days and Charter-in days (defined below). Please see EXHIBIT I at the end of this release for a reconciliation to General and administrative expenses, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Petros Pappas, Chief Executive Officer of Star Bulk, commented:

“The dry bulk market continued to be strong during the second quarter of 2026, and Star Bulk again converted that strength into compelling results. We generated Net Income of $144.9 million, EBITDA of $194.8 million, and a TCE of $24,486 per vessel per day – our most profitable quarter since the second quarter of 2022 — underscoring the earnings power of our commercial and technical platform.

Our cost efficiency and capital return policy remain at the center of how we create value. With a full dividend payout policy in place, the Board has approved a dividend of $0.90 per share, distributing our entire operating cash flow after capex and debt service and marking our 22nd consecutive dividend payment since 2021. Combined with one of the lowest cost structures in the sector — daily OPEX of $5,265 and net cash G&A of $1,362 per vessel in Q2 — we aim for every dollar of rate improvement to flow through to our shareholders. Since 2021, we will have returned over $2.15 billion through dividends and buybacks.

During Q2, we took delivery of three previously ordered high-spec Kamsarmax newbuildings with another five scheduled through H2 2026, and sold three older vessels, capitalizing on present firm asset values. We have also fitted 88% of our vessels with Energy Saving Devices, and optimized hull performance through use of silicone paints and hull-cleaning robots. These fleet renewals and efficiency improvements reduce our fleet’s fuel consumption, lower our emissions and strengthen our competitiveness.

The outlook remains constructive. The supply-and-demand balance that drove first-half performance is still intact, and we are optimistic about the balance of the year. With significant operating leverage across a diverse fleet of 138 vessels on a fully delivered basis, a full payout capital allocation policy, and one of the strongest balance sheets in the industry, Star Bulk remains well positioned to continue creating value for its shareholders.”

Recent Developments

Declaration of Dividend

On August 5, 2026, our Board of Directors declared a quarterly cash dividend of $0.90 per share, payable on or about September 3, 2026 to all shareholders of record as of August 21, 2026.

Fleet Update

Vessels’ S&P

As previously announced, the sales of the vessels Star Scarlett and Star Mariella, were completed on April 21 and May 13, 2026, respectively. During the second quarter of 2026, we agreed to sell the vessels Star Eva, Star Moira and Pendulum. Star Moira and Pendulum were delivered to their new owners in June and July 2026, respectively while Star Eva is expected to be delivered during the third quarter of 2026.

In connection with the sales mentioned above, in the second quarter of 2026 we collected sales proceeds of approximately $60.2 million, net of commissions and we made debt prepayments of approximately $9.9 million, while in the third quarter, we expect to collect sale proceeds of approximately $31.5 million, net of commissions.

Overall, we expect to collect a total amount of approximately $70.3 million, net of commissions and debt prepayments from the aforementioned vessel sales.

 Newbuilding Vessel Program Update

Within the second quarter of 2026, we took delivery of three out of the eight newbuilding vessels. The Star Evelina and the Star Emma were delivered in May 2026 and the Star Ellie was delivered in June 2026. As of June 30, 2026, we have paid a total amount of approximately $164.9 million in pre-delivery and delivery installments related to the eight newbuilding vessels and have a total amount of approximately $122.0 million payable for capital expenditures related to the remaining five newbuilding vessels. Based on the current delivery schedule of the vessels, we expect to take delivery of two vessels in the third quarter of 2026 and three vessels in the fourth quarter of 2026.

Financing

In May 2026, the previously announced extension of the ABN Revolving Facility was executed and the availability period extended until May 2027.

On May 28, 2026, following the deliveries of the vessels Star Emma and Star Evelina, as discussed above, we drew an amount of $52.0 million under the ESUN $130.0 million Facility in order to finance the delivery installments. The ESUN $130.0 million Facility matures seven years after the drawdown and is secured by first-priority mortgages on the two vessels.

In June 2026, we signed the Fubon $80.0 million Facility, as previously announced, and an amount of $80.0 million was drawn on June 10, 2026. The Fubon $80.0 million Facility matures seven years after the drawdown and is secured by first-priority mortgages on two vessels.

In June 2026, we also received a credit approval from BNP Paribas for a Japanese Operating Lease with Call Option (“JOLCO”) for the newbuilding Star Kyra for an amount up to $35.2 million. The execution of the JOLCO transaction is subject to customary definitive documentation for similar transactions of this nature.

Upon the completion of the aforementioned refinancings and prepayments, we will have 29 unencumbered vessels.

Vessel Employment Overview

Our TCE rate per day1 per main vessel category was as follows:

	Second quarter 2026	Six months ended June 30, 2026

Capesize / Newcastlemax Vessels:	$ 36,759	$ 31,739
Post Panamax / Kamsarmax Vessels:	$ 20,400	$ 18,088
Ultramax / Supramax Vessels:	$ 20,270	$ 18,184

Amounts shown throughout the press release and variations in period–over–period comparisons are derived from the actual unaudited numbers in our books and records. Reference to per share figures below are based on 111,585,370 and 116,086,335 weighted average diluted shares for the second quarter of 2026 and 2025, respectively.

Second Quarter 2026 and 2025 Results

For the second quarter of 2026, we had net income of $144.9 million, or $1.30 earnings per share, compared to net income for the second quarter of 2025 of $0.04 million, or $0.00 earnings per share. Adjusted Net income, which excludes certain non-cash items, was $134.8 million, or $1.21 earnings per share, for the second quarter of 2026, compared to an Adjusted Net income of $13.2 million, or $0.11 earnings per share for the second quarter of 2025.

Net cash provided by operating activities for the second quarter of 2026 was $149.9 million, compared to $54.5 million for the second quarter of 2025.

Adjusted EBITDA, which excludes certain non-cash items, was $184.2 million for the second quarter of 2026, compared to $68.9 million for the second quarter of 2025.

Voyage revenues increased to $357.4 million for the second quarter of 2026, from $247.4 million for the second quarter of 2025, despite the decrease in the average number of vessels in our fleet to 134.3 from 147.6, primarily due to the higher charter rates prevailing during the recent period, as also reflected in the increase in the TCE rate1 to $24,486 for the second quarter of 2026, compared to $13,624 for the second quarter of 2025.

TCE revenues1 for the second quarters of 2026 and 2025 were $284.6 million and $176.1 million, respectively. In addition to the higher charter rates mentioned above, the TCE Revenues for the second quarter of 2026 were significantly positively impacted by a gain of approximately $21.0 million resulting from the sale of bunkers upon the delivery/redelivery of our vessels to charterers. The gain reflects the significant increase in bunker prices during the quarter, following the escalation of the geopolitical conflicts in the Middle East.

Charter-in hire expenses for the second quarter of 2026 decreased to $12.6 million, compared with $17.3 million in the second quarter of 2025. This decrease was primarily attributable to a decrease in charter-in days to 726 in the second quarter of 2026 from 957 in the corresponding period in 2025.

Vessel operating expenses for the second quarters of 2026 and 2025 amounted to $64.3 million and $68.0 million, respectively. The decrease in our operating expenses was primarily driven by the decrease in the average number of vessels in our fleet. Daily operating expenses per vessel, excluding pre-delivery expenses due to change of management and delivery of our newbuilding vessels, amounted to $5,180 for the second quarter of 2026 compared to $4,928 for the corresponding period of 2025.

Dry docking expenses for the second quarter of 2026 were $19.6 million, compared to $21.0 million for the corresponding period in 2025. During the second quarter of 2026, 10 vessels completed their scheduled periodic dry docking surveys, including 3 dry dockings that commenced in the first quarter of 2026. During the second quarter of 2025, 11 vessels completed their scheduled periodic dry docking surveys. The decrease in dry docking expenses, apart from the lower number of vessels that underwent and completed dry docking surveys in the recent quarter, reflects the timing differences in the commencement and completion of dry dockings across quarters.

General and administrative expenses for the second quarters of 2026 and 2025 were $16.1 million and $18.2 million, respectively, which included share-based compensation of $4.0 million and $4.8 million, respectively. Vessel management fees in the second quarter of 2026 amounted to $5.6 million compared to $5.9 million for the corresponding period in 2025. Our daily net cash general and administrative expenses per vessel (including management fees and excluding share-based compensation and other non-cash charges) for the second quarter of 2026 and 2025 remained at similar levels of $1,362 and $1,349, respectively.

Depreciation expense decreased to $39.8 million for the second quarter of 2026 compared to $42.6 million for the corresponding period in 2025. The decrease is driven by the decrease in the average number of vessels in our fleet, as discussed above.

1Please see the table at the end of this release for the calculation of the Daily TCE Rate and TCE Revenues and the reconciliation to Voyage Revenues.

During the second quarter of 2026, we recognized a net loss on forward freight agreements (“FFAs”) and bunker swaps of $0.9 million, consisting of an unrealized gain of $1.7 million and a realized loss of $2.6 million. During the second quarter of 2025, we recognized a gain on FFAs and bunker swaps of $1.4 million, consisting of an unrealized loss of $0.4 million and a realized gain of $1.8 million.

Other operational gain for the second quarter of 2026 amounted to $2.5 million and primarily relates to insurance proceeds from loss of hire of $1.5 million and write-off of previously recorded accruals and liabilities that were no longer expected to require settlement equal to $0.8 million. Other operational gain for the second quarter of 2025 of $1.7 million, mainly related to settlement of various insurance claims.

During the second quarter of 2026, we recognized a gain on sale of vessels of $12.4 million in connection with the delivery of the Star Scarlett, Star Mariella and Star Moira to their new owners. During the second quarter of 2025, we recognized a loss on sale of vessels of $8.0 million in connection with the completion of the sales of certain vessels.

Interest and finance costs for the second quarters of 2026 and 2025 were $12.4 million and $18.9 million, respectively. The decrease was primarily driven by a reduction in loan interest expense resulting from significantly lower weighted average outstanding indebtedness and reduced weighted average interest rates during the second quarter of 2026.

Interest income and other income/(loss) for the second quarters of 2026 and 2025 amounted to a gain of $3.0 million and $5.4 million, respectively. The decrease primarily reflects a foreign exchange loss of $0.7 million incurred during the recent quarter, compared to a foreign exchange gain of $1.4 million incurred during the second quarter of 2025.

Unaudited Consolidated Income Statements

(Expressed in thousands of U.S. dollars except for share and per share data)	Second quarter 2026	Second quarter 2025	Six months ended June 30, 2026	Six months ended June 30, 2025

Revenues:
Voyage revenues	$ 357,412	$ 247,408	$ 638,564	$ 478,058
Total revenues	357,412	247,408	638,564	478,058

Expenses:
Voyage expenses	(57,611)	(55,846)	(110,373)	(112,164)
Charter-in hire expenses	(12,624)	(17,310)	(27,103)	(33,210)
Vessel operating expenses	(64,326)	(67,955)	(126,112)	(135,897)
Dry docking expenses	(19,553)	(21,026)	(39,146)	(45,703)
Depreciation	(39,783)	(42,608)	(79,361)	(85,562)
Management fees	(5,633)	(5,894)	(11,084)	(11,494)
Loss on bad debt	(98)	—	(98)	—
General and administrative expenses	(16,065)	(18,236)	(30,546)	(33,497)
Gain/(Loss) on FFAs and bunker swaps, net	(943)	1,405	(3,834)	4,335
Other operational loss	(548)	(434)	(1,421)	(1,590)
Other operational gain	2,450	1,690	3,161	13,727
Gain/(Loss) on sale of vessels	12,354	(7,958)	12,526	(8,698)
Operating income	155,032	13,236	225,173	28,305

Interest and finance costs	(12,446)	(18,858)	(25,339)	(38,133)
Interest income and other income/(loss)	3,035	5,375	4,223	10,087
Gain/(Loss) on derivative financial instruments, net	28	394	212	446
Loss on debt extinguishment, net	(714)	(121)	(821)	(186)
Total other expenses, net	(10,097)	(13,210)	(21,725)	(27,786)

Income before equity in income/(loss) of investee	$ 144,935	$ 26	203,448	519

Equity in income/(loss) of investee	14	13	33	(18)

Net income	$ 144,949	$ 39	$ 203,481	$ 501

Earnings per share, basic	$ 1.30	$ 0.00	$ 1.83	$ 0.00
Earnings per share, diluted	$ 1.30	$ 0.00	$ 1.82	$ 0.00
Weighted average number of shares outstanding, basic	111,285,544	115,963,843	111,297,374	116,583,497
Weighted average number of shares outstanding, diluted	111,585,370	116,086,335	111,697,798	116,755,442

Unaudited Consolidated Condensed Balance Sheet Data

(Expressed in thousands of U.S. dollars)

ASSETS	June 30, 2026	December 31, 2025
Cash and cash equivalents and restricted cash, current	$ 563,667	500,319
Vessel held for sale	10,950	—
Other current assets (including investment in debt security of $1,470 and $1,517, respectively)	233,262	183,026
TOTAL CURRENT ASSETS	807,879	683,345

Advances for vessels under construction	62,929	87,277
Vessels and other fixed assets, net	2,838,550	2,874,947
Restricted cash, non current	1,615	1,615
Other non-current assets	143,190	158,201
TOTAL ASSETS	$ 3,854,163	$ 3,805,385

Current portion of long-term bank loans, revolving facilities and lease financing	233,581	228,868
Other current liabilities	188,397	154,809
TOTAL CURRENT LIABILITIES	421,978	383,677

Long-term bank loans, revolving facilities and lease financing non-current (net of unamortized deferred finance fees of $4,717 and $5,321, respectively)	802,997	843,360
Other non-current liabilities	114,708	129,085
TOTAL LIABILITIES	$ 1,339,683	$ 1,356,122

SHAREHOLDERS’ EQUITY	2,514,480	2,449,263

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$ 3,854,163	$ 3,805,385

Unaudited Consolidated Condensed Cash Flow Data

(Expressed in thousands of U.S. dollars)	Six months ended June 30, 2026	Six months ended June 30, 2025

Net cash provided by / (used in) operating activities	$ 262,275	$ 103,001

Acquisition of other fixed assets	(1,805)	(163)
Capital expenditures for acquisitions/vessel modifications/upgrades and advances for vessels under construction	(97,467)	(14,930)
Cash proceeds from vessel sales	80,137	65,672
Investment in debt security	-	(914)
Proceeds from sale of equity on investee	600	-
Hull and machinery insurance proceeds	1,218	10,088
Net cash provided by / (used in) investing activities	(17,317)	59,753

Proceeds from new debt	272,000	248,000
Scheduled debt repayment	(92,473)	(105,906)
Debt prepayment due to refinancing and vessel sales	(215,798)	(229,176)
Financing and debt extinguishment fees paid	(1,433)	(816)
Repurchase of common shares	(46,326)	(68,889)
Dividends paid	(97,580)	(16,081)
Net cash provided by / (used in) financing activities	(181,610)	(172,868)

Summary of Selected Data

	Second quarter 2026	Second quarter 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Average number of vessels (1)	134.3	147.6	134.8	149.2
Number of vessels (2)	135	145	135	145
Average age of operational fleet (in years) (3)	12.8	12.4	12.8	12.4
Ownership days (4)	12,218	13,433	24,401	26,998
Available days (5)	11,623	12,925	23,202	25,730
Charter-in days (6)	726	957	1,673	2,029
Daily Time Charter Equivalent Rate (7)	$24,486	$13,624	$21,495	$13,034
Daily OPEX per vessel (8)	$5,265	$5,059	$5,168	$5,034
Daily OPEX per vessel (as adjusted) (8)	$5,180	$4,928	$5,113	$4,913
Daily Net Cash G&A expenses per vessel (9)	$1,362	$1,349	$1,368	$1,334

(1) Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.

(2) As of the last day of each period reported.

(3) Average age of our operational fleet is calculated as of the end of each period.

(4) Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.

(5) Available days for the fleet are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys, change of management and vessels’ improvements and upgrades. Our method of computing Available Days may not necessarily be comparable to Available Days of other companies.

(6) Charter-in days are the total days that we charter-in third party vessels.

(7) Time charter equivalent (“TCE”) rate represents the weighted average daily TCE rates of our operating fleet (including owned fleet and charter-in vessels). TCE rate is a metric of the average daily net revenue performance of our operating fleet. Our method of calculating TCE rate is determined by dividing (a) TCE Revenues, which consists of Voyage Revenues net of voyage expenses, charter-in hire expenses, amortization of fair value of above/below market acquired time charter agreements, if any, as well as adjusted for the impact of realized gain/(loss) on FFAs and bunker swaps by (b) Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. In the calculation of TCE Revenues, we also include the realized gain/(loss) on FFAs and bunker swaps as we believe that this method better reflects the chartering result of our fleet and is more comparable to the method used by some of our peers. TCE Revenues which is a non-GAAP measure and TCE rate, which is a non-GAAP metric, provide additional meaningful information in conjunction with Voyage Revenues, the most directly comparable GAAP measure, because they assist our management in making decisions regarding the deployment and use of our vessels and because we believe that they provide useful information to investors regarding our financial performance. TCE rate is a standard shipping industry performance metric used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters, and pool arrangements) under which its vessels may be employed between the periods. Our method of computing TCE Revenues and TCE rate may not necessarily be comparable to those of other companies. For a detailed calculation, please see EXHIBIT I at the end of this release with the reconciliation of Voyage Revenues to TCE rate.

(8) We exclude certain expenses that may occur occasionally from our Daily OPEX per vessel, as these are not expected to arise as part of our normal operations on a regular basis. We believe that Daily OPEX per vessel (as adjusted) is a useful metric for our management and investors for period-to-period comparison of our operating cost performance, as it eliminates the impact of expenses, which may vary from period to period, are not part of our daily business and are unrelated to overall operating performance. In future periods, we may incur expenses that are the same as or similar to those previously excluded. Vessel operating expenses for the second quarter of 2026 included pre-delivery expenses due to change of management and delivery of the newbuilding vessels of $1.0 million, compared to $1.8 million of pre-delivery expenses incurred in the second quarter of 2025 due to change of management. Vessel operating expenses for the six months ended June 30, 2026, included pre-delivery expenses due to change of management and delivery of the newbuilding vessels of $1.4 million, compared to $3.3 million of pre-delivery expenses incurred in the six months ended June 30, 2025 due to change of management.

(9) Please see EXHIBIT I at the end of this release for the reconciliation to General and administrative expenses, the most directly comparable GAAP measure. We believe that Daily Net Cash G&A expenses per vessel is a useful metric for our management and investors for period-to-period comparison of our financial performance, as such metric eliminates the effects of non-cash items which may vary from period to period, are not part of our daily business and are unrelated to overall operating performance. In future periods, we may incur expenses that are the same as or similar to those previously excluded.

EXHIBIT I: Non-GAAP Financial Measures and metrics

EBITDA and Adjusted EBITDA Reconciliation

We include EBITDA (earnings before interest, taxes, depreciation and amortization) herein since it is a basis upon which we assess our liquidity position, and we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

To derive Adjusted EBITDA from EBITDA, we exclude non-cash gains/(losses) such as those related to sale of assets, share-based compensation, impairment loss, loss from bad debt, unrealized gain/(loss) on FFAs and bunker swaps, net, equity in income/(loss) of investee, write-off of accruals and current liabilities and other non-cash charges, if any, as such items do not reflect the operational cash inflows and outflows of our fleet and may vary between periods and across companies.

EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to cash flow from operating activities or Net income, as determined by United States generally accepted accounting principles, or U.S. GAAP. Our method of computing EBITDA and Adjusted EBITDA may not necessarily be comparable to similarly titled measures used by other companies.

The following table reconciles Net cash provided by/(used in) operating activities to EBITDA and Adjusted EBITDA:

(Expressed in thousands of U.S. dollars)	Second quarter 2026	Second quarter 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Net cash provided by/(used in) operating activities	$ 149,889	$ 54,493	$ 262,275	$ 103,001
Net increase/(decrease) in operating assets	46,684	(11,003)	51,630	(18,192)
Net (increase)/decrease in operating liabilities, excluding operating lease liabilities and including other non-cash charges	(21,163)	13,223	(35,401)	7,076
Loss on debt extinguishment, net	(714)	(121)	(821)	(186)
Share – based compensation	(4,032)	(4,812)	(5,902)	(6,431)
Amortization of debt (loans & leases) issuance costs	(652)	(809)	(1,381)	(1,633)
Unrealized gain/(loss) on FFAs and bunker swaps, net	1,634	(429)	(1,471)	1,655
Unrealized gain/(loss) on derivative financial instruments & Reclassification of OCI related to IRS	28	46	212	46
Total other expenses, net	10,097	13,210	21,725	27,786
Write-off of accruals and current liabilities	776	-	776	9,266
Loss on bad debt	(98)	-	(98)	-
Gain/(Loss) on sale of vessels	12,354	(7,958)	12,526	(8,698)
Gain from Hull & Machinery claim	12	4	270	177
(Gain)/Loss on sale of equity in investee	-	-	194	-
Equity in income/(loss) of investee	14	13	33	(18)
EBITDA	$ 194,829	$ 55,857	$ 304,567	$ 113,849

Equity in (income)/loss of investee	(14)	(13)	(33)	18
Unrealized (gain)/loss on FFAs and bunker swaps, net	(1,634)	429	1,471	(1,655)
(Gain)/Loss on sale of vessels	(12,354)	7,958	(12,526)	8,698
Gain/(Loss) on sale of equity in investee	-	-	(194)	-
Write-off of accruals and current liabilities	(776)	-	(776)	(9,266)
Share-based compensation	4,032	4,812	5,902	6,431
Loss on bad debt	98	-	98	-
Other non-cash charges	38	(97)	49	(159)
Adjusted EBITDA	$ 184,219	$ 68,946	$ 298,558	$ 117,916

Net Income and Adjusted Net Income Reconciliation and Calculation of Adjusted Earnings Per Share

To derive Adjusted Net income and Adjusted earnings per share from Net income, we exclude non-cash items, as provided in the table below. We believe that Adjusted Net income and Adjusted earnings per share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of non-cash items, such as share-based compensation, gain/(loss) on sale of assets and debt extinguishment, unrealized gain/(loss) on derivatives, impairment loss, loss from bad debt, write-off of accruals and current liabilities, equity in income / (loss) of investee and other non-cash charges, if any, which may vary from period to period and are unrelated to overall operating performance. In addition, we believe that the presentation of these measures provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of the factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net income and Adjusted earnings per share may not necessarily be comparable to similarly titled measures used by other companies. In future periods, we may incur expenses that are the same as or similar to those previously excluded, as described above.

	Second quarter 2026	Second quarter 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Net income	$ 144,949	$ 39	$ 203,481	$ 501
Loss on bad debt	98	-	98	-
Share – based compensation	4,032	4,812	5,902	6,431
Other non-cash charges	38	(97)	49	(159)
Unrealized (gain)/loss on FFAs and bunker swaps, net	(1,634)	429	1,471	(1,655)
(Gain)/Loss on sale of equity in investee	-	-	(194)	-
Unrealized (Gain)/Loss on derivative financial instruments & Reclassification of OCI related to IRS	(28)	(46)	(212)	(46)
(Gain)/Loss on sale of vessels	(12,354)	7,958	(12,526)	8,698
Write-off of accruals and current liabilities	(776)	-	(776)	(9,266)
Loss on debt extinguishment, net (non-cash)	440	97	523	919
Equity in (income)/loss of investee	(14)	(13)	(33)	18
Adjusted Net income	$ 134,751	$ 13,179	$ 197,783	$ 5,441
Weighted average number of shares outstanding, basic	111,285,544	115,963,843	111,297,374	116,583,497
Weighted average number of shares outstanding, diluted	111,585,370	116,086,335	111,697,798	116,755,442
Adjusted earnings per share basic	$ 1.21	$ 0.11	$ 1.78	$ 0.05
Adjusted earnings per share diluted	$ 1.21	$ 0.11	$ 1.77	$ 0.05

Voyage Revenues to Daily TCE Reconciliation

(In thousands of U.S. Dollars, except for TCE rates)	Second quarter 2026	Second quarter 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Voyage revenues	$ 357,412	$ 247,408	$ 638,564	$ 478,058
Less:
Voyage expenses	(57,611)	(55,846)	(110,373)	(112,164)
Charter-in hire expenses	(12,624)	(17,310)	(27,103)	(33,210)
Realized gain/(loss) on FFAs/bunker swaps, net	(2,577)	1,834	(2,363)	2,680
TCE Revenues	$ 284,600	$ 176,086	$ 498,725	$ 335,364

Available days	11,623	12,925	23,202	25,730
Daily TCE Rate	$ 24,486	$ 13,624	$ 21,495	$ 13,034

Daily Net Cash G&A expenses per vessel Reconciliation

(In thousands of U.S. Dollars, except for daily rates)	Second quarter 2026	Second quarter 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
General and administrative expenses	$ 16,065	$ 18,236	$ 30,546	$ 33,497
Plus:
Management fees	5,633	5,894	11,084	11,494
Less:
Share – based compensation	(4,032)	(4,812)	(5,902)	(6,431)
Other non-cash charges	(38)	97	(49)	159
Net Cash G&A expenses	$ 17,628	$ 19,415	$ 35,679	$ 38,719

Ownership days	12,218	13,433	24,401	26,998
Charter-in days	726	957	1,673	2,029
Daily Net Cash G&A expenses per vessel	$ 1,362	$ 1,349	$ 1,368	$ 1,334

Conference Call details:

Our management team will host a conference call to discuss our financial results on Thursday, August 6, 2026, at 11:00 a.m. Eastern Time (ET).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In), or +0 800 756 3429 (UK Toll Free Dial In). Please quote “Star Bulk Carriers” to the operator and/or conference ID 13761537. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Slides and audio webcast:

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website www.starbulk.com and click on Events & Presentations. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, minerals and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, New York, Stamford and Singapore. Its common stock trades on the Nasdaq Global Select Market under the symbol “SBLK”. As of the date of this release on a fully delivered basis and as adjusted for the delivery of the five firm Kamsarmax vessels currently under construction and the completion of the announced sale of one vessel, we own a fleet of 138 vessels, with an aggregate capacity of 13.8 million dwt consisting of 17 Newcastlemax, 14 Capesize, 7 Post Panamax, 42 Kamsarmax, 47 Ultramax and 11 Supramax vessels with carrying capacities between 55,569 dwt and 209,537 dwt.

In addition, in November 2021, we took delivery of the Capesize vessel Star Shibumi, under a seven-year charter-in arrangement and in 2024, we took delivery of the vessels Star Voyager, Star Explorer, Stargazer, Star Earendel, Star Illusion and Star Thetis, each subject to a seven-year charter-in arrangement.

Forward-Looking Statements

Matters discussed in this press release may constitute forward looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, shareholder return targets and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could,” “should,” “may,” “forecasts,” “potential,” “continue,” “possible” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by our management of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values; the strength of world economies; the stability of Europe and the Euro; fluctuations in currencies, interest rates and foreign exchange rates; business disruptions due to natural and other disasters or otherwise, such as the impact of any future epidemics; the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation in the dry bulk sector; changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction; the potential for technological innovation in the sector in which we operate and any corresponding reduction in the value of our vessels or the charter income derived therefrom; changes in our expenses, including bunker prices, dry docking, crewing and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; the impact of current and potential additional trade tariffs on global trade and demand for dry bulk shipping; the risk that trade disputes between U.S. and Chinese officials could result in the reimplementation of significant port fees that may impact our fleet; potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions; the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance (“ESG”) practices; our ability to carry out our ESG initiatives and thereby meet our ESG goals and targets; new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national imposed by regional authorities such as the European Union or individual countries; potential cyber-attacks which may disrupt our business operations; general domestic and international political conditions or events, including, among others, “trade wars”, the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas, the conflict between the United States, Israel and Iran and the attacks in the Strait of Hormuz, the Red Sea and the Gulf of Aden; the impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments; our ability to successfully compete for, enter into and deliver our vessels under time charters or other employment arrangements for our existing vessels after our current charters expire and our ability to earn income in the spot market; potential physical disruption of shipping routes due to accidents, climate-related reasons (acute and chronic), political events, public health threats, international hostilities and armed conflicts, piracy or acts by terrorists; the availability of financing and refinancing; the failure of our contract counterparties to meet their obligations; our ability to meet requirements for additional capital and financing to complete our newbuilding program and grow our business; the impact of our indebtedness and the compliance with the covenants included in our debt agreements; vessel breakdowns and instances of off-hire; potential exposure or loss from investment in derivative instruments; potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management; our ability to complete acquisition transactions or secondhand vessel purchases as and when planned and upon the expected terms; and the impact of port or canal congestion or disruptions. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts

Company:	Investor Relations / Financial Media:
Simos Spyrou, Christos Begleris	Nicolas Bornozis
Co - Chief Financial Officers	President
Star Bulk Carriers Corp.	Capital Link, Inc.
c/o Star Bulk Management Inc.	230 Park Avenue, Suite 1540
40 Ag. Konstantinou Av.	New York, NY 10169
Maroussi 15124	Tel. (212) 661-7566
Athens, Greece	E-mail: starbulk@capitallink.com
Email: info@starbulk.com	www.capitallink.com
www.starbulk.com